                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                 -----------------

                                    SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                 -----------------

                         AETNA REAL ESTATE ASSOCIATES, L. P.

                            A DELAWARE LIMITED PARTNERSHIP
                              (NAME OF SUBJECT COMPANY)

                                  Oak Investors, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                                 Arlen Capital, LLC
                                       (Bidder)


                                        UNITS
           (AS DEFINED IN THE LIMITED PARTNERSHIP AGREEMENT OF THE COMPANY)
                            (TITLE OF CLASS OF SECURITIES)

                                      008171100
                        (CUSIP Number of Class of Securities)


                                 Arlen Capital, LLC
                               Don Augustine, Manager
                        1650 Hotel Circle North - Suite 200
                            San Diego, California  92108
                                   (619) 686-2002
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of Bidder)

                                 -----------------


                             CALCULATION OF FILING FEE

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
         TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
           $31,250,000                                      $6,250
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
* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 2,500,000 UNITS AT A PURCHASE PRICE OF $12.50 PER UNIT IN THE PARTNERSHIP.

/ / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


Amount Previously Paid:     Not Applicable    Filing Party:     Not Applicable
Form of Registration No.:   Not Applicable    Date Filed:       Not Applicable
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                                  Page 1 of 7

                                        14D-1

--------------------                                        ------------------
 CUSIP NO. 008171100                                        Page 2 of 7 Pages
--------------------                                        ------------------
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i      Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       Oak Investors, LLC - IRS Identification #33-0734018
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ii.    Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (a)     / /
                                                                   (b)
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iii.   SEC Use Only
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iv.    Sources of Funds (See Instructions)

       WC
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v.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(e) or 2(f)                                                        / /
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vi.    Citizenship or Place of Organization

       State of Delaware
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vii.   Aggregate Amount Beneficially Owned By Each Reporting Person

       17,909 of the issued and outstanding Units
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viii.  Check if the Aggregate in Row (7) Excludes Certain Units
       (See Instructions)                                                  / /
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ix.    Percent of Class Represented by Amount in Row (7)

       less than 1 percent of the issued and outstanding Units
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x.     Type of Reporting Persons (See Instructions)

       OO
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                                   Page 2 of 7

                                        14D-1

--------------------                                        ------------------
 CUSIP NO. 008171100                                        Page 3 of 7 Pages
--------------------                                        ------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Arlen Capital, LLC - IRS Identification #33-0713478
------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group
      (See Instructions)                                       (a)         / /
                                                               (b)         / /
------------------------------------------------------------------------------
  3.  SEC Use Only
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  4.  Sources of Funds (See Instructions)

      AF
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  5.  Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                                / /
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  6.  Citizenship or Place of Organization

      State of California
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  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      17,909 of the issued and outstanding Units
------------------------------------------------------------------------------
  8.  Check if the Aggregate in Row (7) Excludes Certain Units
      (See Instructions)                                                   / /
------------------------------------------------------------------------------
  9.  Percent of Class Represented by Amount in Row (7)

      Less than 1 percent of the issued and outstanding Units
------------------------------------------------------------------------------
 10.  Type of Reporting Persons (See Instructions)

      OO
------------------------------------------------------------------------------
------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

       (a) The name of the subject company is Aetna Real Estate Associates,
L. P., a Delaware Limited Partnership, and the address of its principal executive office is 242 Trumbull Street, Hartford, Connecticut 06103.

       (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

       This Schedule 14D-1 relates to a tender offer by Oak Investors, LLC, a Delaware limited liability company ("Purchaser"), to purchase 2,500,000 Units of Aetna Real Estate Associates, L. P., a Delaware Limited Partnership, (the "Partnership"), at $12.50 per Unit in the Partnership, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 1998 and the related Agreement of Sale (which together constitute the "Offer"), which are attached to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. This Schedule 14D-1 is being filed on behalf of Purchaser.

       (c) The information set forth in the "Introduction" and Section 7 ("Purpose and Effect of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. Identity and Background

       (a)-(d) and (g)  The information set forth in the "Introduction,"
Section 11 ("Certain Information Concerning the Purchaser"), Section 12 ("Source and Amount of Funds") and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

       (e)-(f) During the last five years, neither Purchaser, nor to the best of their knowledge, any of their respective executive officers and directors listed in Schedule 1 of the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

       (g) The information set forth in Schedule 1 to the Offer to Purchase is incorporated herein by this reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
        COMPANY

       (a) Not applicable.

       (b) The information set forth in Section 9 ("Past Contacts and Negotiations with General Partner") of the Offer to Purchase is incorporated herein by this reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       (a) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

       (b) Not applicable.

       (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

       (a)-(g) The information set forth in the "Introduction," Section 7 ("Purpose and Effect of the Offer") and Section 8 ("Future Plans") of the Offer to Purchase are incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

       (a)-(b) The information set forth in the "Introduction" and Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

       Not applicable.

ITEM 8. PERSONS RELATED, EMPLOYED OR TO BE COMPENSATED

       The information set forth in the "Introduction" and Section 15 ("Fees and Expenses") of the Offer to Purchase are incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

       Not applicable.

ITEM 10. ADDITIONAL INFORMATION

       (a) Not applicable.

       (b)-(c) The information set forth in the "Introduction," Section 7 ("Purpose and Effect of the Offer") and Section 14 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase are incorporated herein by reference.

       (d)  Not applicable.

       (e)  Not applicable.

       (f) Reference hereby is made to the Offer to Purchase and the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, which are incorporated in their entirety herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

       (a)(1) -  Offer to Purchase, dated August 11, 1998.
       (a)(2) - Cover Letter, dated August 11, 1998 from Purchaser to Recognized Owners of Units.
       (a)(3) -  Agreement of Sale.
       (a)(4) -  Summary Publication of Notice of Offer.

       (b) -     Not applicable.

       (c) -     Not applicable.

       (d) -     Not applicable.

       (e) -     Not applicable.

       (f) -     Not applicable.


                                      SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 1998                    OAK INVESTORS, LLC


                                          By:  Arlen Capital, LLC
                                               its Manager


                                          By: /s/ DON AUGUSTINE
                                              ------------------------------
                                              Don Augustine, Manager

                                  EXHIBIT INDEX


                                                         SEQUENTIAL
 EXHIBIT NO.                DESCRIPTION                  PAGE NUMBER
 (a)(1) -       Offer to Purchase, dated August 11,
                1998.

 (a)(2) -       Cover Letter, dated August 11, 1998
                from Purchaser to Recognized Owners
                of Units.

 (a)(3) -       Agreement of Sale.

 (a)(4) -       Summary Publication of Notice of
                Offer.

 (b) -          Not applicable.

 (c) -          Not applicable.

 (d) -          Not applicable.

 (e) -          Not applicable.

 (f) -          Not applicable.